Filed Pursuant to Rule 424(b)(7)

Registration No. 333-135417

PROSPECTUS SUPPLEMENT NO. 17

(TO PROSPECTUS DATED JUNE 28, 2006)

$291,000,000

AMG Capital Trust I

5.10% Convertible Trust Preferred Securities

(liquidation amount $50.00 per security)

guaranteed to the extent described herein by,

and convertible into the common stock of,

Affiliated Managers Group, Inc.

                This document supplements the prospectus dated June 28, 2006 (the “Prospectus”) relating to resales by selling securityholders of the securities described in the Prospectus.  The date of this Prospectus Supplement is April 4, 2008.

                This Prospectus Supplement should be read in conjunction with, and is not complete without, and may not be delivered or utilized without, the Prospectus, including any amendments or supplements thereto.

                Investing in these securities involves risk.  See “Risk Factors” beginning on page 10 of the Prospectus.

                Neither the Securities and Exchange Commission nor any state securities regulators has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement.  Any representation to the contrary is a criminal offense.

                The information in the table appearing under the heading “Selling Securityholders,” beginning on page 81 of the Prospectus, is hereby amended by adding the information below with respect to securityholders not previously listed in the Prospectus (including in any amendments or supplements thereto), and with respect to securityholders previously listed in the Prospectus (including in any amendments or supplements thereto), by superseding the information about such securityholder with the information in the table below.  The information in the table below has been obtained from the Selling Securityholders.

                Except as noted below, to our knowledge, none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with AMG or the trust or any of their predecessors or affiliates. Because the selling securityholders may, pursuant to this Prospectus Supplement, offer all or some portion of the trust preferred securities or shares of AMG common stock issuable upon conversion of the trust preferred securities, no estimate can be given as to the amount of those securities that will be held by the selling securityholders upon termination of any such sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their trust preferred securities since the date on which they provided the information regarding their trust preferred securities included herein in transactions exempt from the registration requirements of the Securities Act.

SELLING SECURITYHOLDERS

Selling Securityholder	Number of Trust Preferred Securities Owned and Offered
Merrill Lynch, Pierce, Fenner & Smith Incorporated (1)	19,219

(1)  Merrill Lynch, Pierce, Fenner & Smith Incorporated has served as an initial purchaser in several AMG securities transactions over the past three years.  In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated has from time to time provided financial advisory and investment banking services to AMG.